July 11, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

RE:       Principal Life Insurance Company Separate Account B

Principal Investment Plus Variable Annuity Contract

File Numbers 333-116220 and 811-02091

Post-Effective Amendment No. 25 to the Registration Statement on Form N-4

Accession Number: 0001126328-12-000196

Ladies and Gentlemen:

On July 9 we filed the above referenced post-effective amendment to the N-4 registration statement on Form Type 485APOS in error. We hereby request that such post-effective amendment to the registration statement be withdrawn at your earliest convenience. We request this withdrawal because a piece of the registration statement was omitted in error.

Thank you for your assistance in this matter.

Sincerely,

/s/ Charles Schneider

Charles M. Schneider

Counsel

711 High Street

Des Moines, Iowa 50392-0300

(515) 246-5688 (office)

(866) 496-6527 (facsimile)

schneider.charles@principal.com

cc:        Jeff Pierick

CMS/neb